Mail Room 4561

								July 26, 2006

James M. Powers, Jr.
Chairman of the Board, President and
   Chief Executive Officer
iLinc Communications, Inc.
2999 North 44th Street, Suite 650
Phoenix, Arizona 85018

	Re:   	iLinc Communications, Inc.
		Registration Statement on Form S-3
		Filed on July 6, 2006
		File No. 333-135623

Dear Mr. Powers:

      We have limited our review of the above-referenced Form S-3 registration statement of iLinc Communications, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 8
1. Please revise the disclosure in the footnote relating to Herald Investment Trust PLC to clarify whether Fraser Elms, who is the fund manager, also exercises sole voting and dispositive power over the selling shareholder.

Plan of Distribution, page 14
2. Your discussion regarding the use of supplements indicates that you will set forth in a supplement "the number of shares to be sold, the purchase price and public offering price, any new selling stockholders (who will be limited to stockholders who acquire shares
.. . . from persons named as selling stockholders in this
prospectus)
....."  Please be advised that the addition or substitution of selling
shareholders by prospectus supplement may not involve increasing the number of shares or dollar amount registered and is limited, consistent with your disclosure, to transferees, pledgees and donees of identified selling securityholders at the time of effectiveness of the registration statement. Please revise accordingly. In addition, please clarify that information regarding unnamed selling securityholders at the time of effectiveness must be provided using a post-effective amendment. Please refer to interpretation B.81. relating to the Securities Act Rules of the Corporation Finance Manual of Publicly Available Telephone Interpretations, which is publicly available on our website.

Where you can find more information, page 16
3. Please note that the Commission is now located at 100 F Street
NW,
Washington, D.C.  20549.
4. In your next amendment, please specifically incorporate by reference the Form 8-K filed on July 6, 2006.

Part II
Undertakings
5. The undertakings required by Item 512(a) of Regulation S-K have recently been updated. Please update the disclosure to include the currently required undertakings outlined in paragraph (a)(5)(i) or
(ii), as appropriate.

Legality Opinion
6. Please confirm that the reference and limitation in the opinion to
"the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Signatures
7. We note that Mr. James L. Dunn signed the registration statement in his capacity as Senior Vice President and Chief Financial Officer
(Principal Financial Officer). Please also identify the person signing in the capacity of controller or principal accounting officer as required by the instructions to signatures to Form S-3. See also
Section 6(a) of the Securities Act.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  (214) 661-6606
	James S. Ryan, Esq.
	Jackson Walker LLP

James M. Powers, Jr.
iLinc Communications, Inc.
July 26, 2006
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